Original Source Music, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

(303) 495-3728

Application for Withdrawal of Form 10-12G and Amendment

November 19, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Original Source Music, Inc.

       Form 10-12G

       Filed September 24, 2015, as amended September 25, 2015

       File No. 000-55516

To Whom It May Concern:

We request the withdrawal of the Form 10-12G and its amendment for Original Source Music, Inc. pursuant to the Securities Exchange Act of 1934.  The Company requests the withdrawal to prevent the filing from going effective and to provide additional time to respond to any and all SEC comments.

If you have any questions with respect to this matter, please call counsel for the Company, J.M. Walker & Associates, at 303-850-7637.  Thank you for your assistance in this matter.

Very truly yours,

/s/ Lecia L. Walker

Lecia L. Walker

Chief Executive Officer